ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 NOV -4 AM 7:21

03037151

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

28 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per S Hordacre

Andrew Geddes
Corporate Communications

encls

dlw 11/7

ventracor

asx announcement

Successful Rights Issue Lifts Cash Position to $74 million

Sydney, 28 October 2003: Ventracor Limited (ASX: VCR) today announced the successful closure of its renounceable rights issue (as offered in the prospectus dated 17 September) which raised approximately $33 million.

The rights issue, which closed on 23 October, was oversubscribed by $12 million.

Directors are currently finalising the allocation of additional shares applied for under the top up facility. Shareholding statements will be issued on 30 October and trading of new shares will commence on 31 October.

Ventracor Limited Chairman John Massey said: "We are very pleased with the response to the rights issue as well as the recently oversubscribed placement. As a result of recent fund raising activities, Ventracor will have cash reserves of approximately $74 million. These funds will help us achieve our goal of commercialising the VentrAssist™ system and enable us to investigate alternative uses of the technology."

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088